

Richard Ohrn MBA, CPA · 3rd

CFO, Operational & Management Consultant

Greater Indianapolis · 500+ connections · **Contact info**

CFO Solutions Partn

 **University of Phoeni**

Experience

Owner

CFO Solutions Partner

Mar 2006 – Present · 14 yrs 9 mos

Carmel, Indianapolis

External financial resource focused on improving business execution, financial and operational performance across multiple industries including construction, commercial services, manufacturing, retail, and distribution with a client base ranging from $10M to $100M in revenue.

Practical appraoch based on identification specific goals, identified weakness and on site needs assessments. With a hands on approach working closing with clients personnel, we identify opportunities for improvements. We perform and execute engagements with ...**see mor**

Interim Roles, Assignments & Project Results

Operational, Executive and CFO Interim Project Assignments

Mar 2006 – Present · 14 yrs 9 mos

Indianapolis, Indiana Area

CFO Engagements, Assignments & Results:

Industry: Manufacturing / Financial Performance Improvement services. Results delivered accomplishments; product costing, labor and overhead rates, production planning a ...**see mor**

Project Director

Cogent Analytics LLC

Dec 2015 – Aug 2017 · 1 yr 9 mos

Greensboro/Winston-Salem, North Carolina Area

Finance, operations and management professional at Cogent Analytics. Identifying high-value opportunities for our clients that address their most critical challenges that affect their business, assets, income and bottom-line.

Chief Financial Officer

Diamond Management, Inc

Jan 2001 – Jan 2006 · 5 yrs 1 mo

US and International Markets includig United Kingdom and Latin America

Planned, managed and provided leadership to the financial operations for private investment Management Company serving clients with $50 M to $150 M in revenues and up to 350 employees. Company was a spin-off from previous company, Columbia Management, Inc. Provided analysis of investment opportunities across industries, competitive analysi ...see mor

Chief Financial Officer

Columbia Management, Inc

Jan 1990 – Jan 2001 · 11 yrs 1 mo

Accountable for the operational day to day duties as well as finance functions including, financial planning and reporting, treasury, and bank compliance in a multiple company environment. The company owned and operated multiple cable television systems in the Midwest and in the United Kingdom. Provided cross functional leadership to lead the ...see mor

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Education



University of Phoenix

MBA, Business Administration

1997 – 2003

Activities and Societies: Executive MBA Program

GPA 3.88 on a 4.0 Scale



Ball State University

Bachelor of Science, Accounting

1978 – 1984

Howe High School

Skills & endorsements

Strategic Planning · 22

Eric Martz and 21 connections have given endorsements for this skill

Mergers & Acquisitions · 18

Eric Martz and 17 connections have given endorsements for this skill

Leadership · 17

 Endorsed by **Dan OToole, who is highly skilled at this**

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